June 16, 2005

Lovenox® Patent Trial Update

On June 15, 2005, the U.S. District Court for the Central District of California granted the Motion for Summary Judgment for inequitable conduct filed by Amphastar Pharmaceuticals, Inc. in the sanofi-aventis Group’s suit against Amphastar and Teva Pharmaceuticals USA, Inc. for infringement of US Patent no. 5,389,618 ('618 patent") by their proposed generic versions of Lovenox®.

A formal entry of this ruling as a final judgment of the Court would result in the lifting of the 30-month stay on FDA approval which has been in place since the initiation of this patent infringement suit. While Amphastar and Teva have requested marketing approval from the FDA for their products alleged to be generic versions of Lovenox®, sanofi-aventis has not learned of any FDA approval of these requests.

Sanofi-aventis intends to appeal this ruling to the Court of Appeals for the Federal Circuit if the District Court formally enters the ruling as a final judgment, and will vigorously defend its intellectual property rights covering Lovenox®.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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